February 4, 2026

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Ms. Sarah Sidwell Ms. Jennifer Angelini

RE:	Saddle Ranch Media, Inc.
Withdrawal of Offering Statement on Form 1-A (File No. 024-12479)

Ladies and Gentlemen:

Saddle Ranch Media, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Offering Statement on Form 1-A (File No. 024-12479), together with all exhibits and amendments thereto (collectively, the “Offering Statement”).

The Offering Statement was originally filed with the Commission on December 23, 2024, and subsequently amended, and based on the Commission’s comments, the Registrant is choosing to withdraw the Offering Statement in order to file a new Form 1-A, which updates the Registrant’s disclosures and financial statements, and which addresses the Commission’s prior comments. The Registrant confirms that no securities have been sold pursuant to the Offering Statement and that the Offering Statement has not been declared effective by the Commission.

If you have any questions with respect to this matter, please contact Matheau J. W. Stout at (410) 429-7076.

Sincerely,

Saddle Ranch Media, Inc.

/s/ Max Chin Li

Max Chin Li

Chief Executive Officer